Exhibit 99.1

 TAT Technologies  Corporate Presentation May 2016

 Forward Looking Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.  2

 3  Investment Highlights    TAT is a leading provider of heat management solutions, related accessories andservices for the aerospace and defense industries. Target marketsDesign and Manufacturing (OEM)Heat management solutions: components and systemsMaintenance, repair and overhaul (MRO)Heat management solutions, APU, landing gears, jet engines blades

             Founded in 1969Acquired Limco in 1993Acquired Piedmont in 2005Acquired Chromalloy Israel in 2015  > 500 customers (Boeing, Lockheed Martin, Airbus, Embraer …)   Revenue: YTD March 31 2015: $ 20.5MYTD March 31 2016: $ 23.6M  More than 600 employees in 4 locations: Gadera and Kiryat Gat, IsraelTulsa, Oklahoma, USAKernersville, North Carolina, USA   NASDAQ and Tel Aviv stock exchange traded (Ticker: TATT)  54% held by Fimi Opportunity Funds  TAT Group – Key Facts  4

 6  TAT Group –Senior Management    In position since August 2013Chairman of the Board of Tadir-Gan Precision Products, Raval ACS, Bagir Group, and Ginegar Plastic Industries  Samuel Vlodinger  Chairman of the Board    In position since April 2016Prior experience: President – Mapco Express (subsidiary of Delek US Holdings Inc)CEO – Metrolight LtdCEO – Rostam Ltd (acquired by Albaad Massout Yitzhak Ltd)  Igal Zamir  President & CEO    In position since July 2015Prior experience:CFO– Altair-Semiconductors CFO – Provigent - acquired by Broadcom (NASDAQ: BRCM)Senior auditor - PwC   Guy Nathanzon  CFO

   Aviation Industry – Market Trends  6

 1.  Target Markets   Design and manufacturing of heat management components Heat exchangersCold platesOil CoolersFuel submerged HX  7

 Target Markets   8  Design and manufacturing of heat management systems From components to system levelPECS: power electronics cooling systemsAir Conditioning Systems   2.

 Target Market
 3.  Target Markets   Design and manufacturing of fuel flow accessoriesFuel valvesSolenoid valvesFuel control valvesFuel pumps  9

 4.  Target Markets   Maintenance, repair and overhaul (MRO) Heat Exchangers APU Landing gearsJet engines blades   10

 Commercial Platforms  Airbus A300, A310, A319, A320, A321, A330  Bombardier CRJ   ATR 42, 72   PilatusPC-12  Boeing 737, 747, 767, 777  SukhoiSuper Jet  CessnaCJ-3, CJ-4, Citation-X, Caravan  EmbraerERJ145, ERJ170, ERJ190  11

 Defense Platforms  BoeingF-15  Boeingv22  BoeingF-18  BoeingCH-47  BoeingAH-64  Iron Dome  SikorskyUH-60  SikorskyCH-53  Lockheed MartinF-16  12

 Hydraulic Systems Fuel Submerged Oil Cooler Air Cooled Oil Cooler  Component Locations  Power ElectronicsCold Plates (Weather Radars + Avionics+ Entertainment)Heat Exchangers (Same)  APU Oil Cooler  EngineOil Cooler  Galley Auxiliary HX Chillers              Air SystemsPre-cooler (Bleed Air System)Emergency HX (Bleed Air System/ECS)Condenser (ECS)Reheater (ECS)Dual Heat Exchanger (ECS)Humidifier (Humidification System)Ozone Converter (ECS)Water Extractor (ECS)        13

 Component Locations    Hydraulic Systems Oil Cooler  Engine Oil Cooler  Main Gearbox Oil Cooler      14

         Service centers          Air Forces  Customer Base          Air Lines          OEM  15

 Strength / Differentiators    Over 40 years of experience – proven competence in demanding aerospace world            Technology    Unique manufacturing capabilities – 4 facilities world wide, including dip brazing and vacuum brazing, EBW            Manufacturing Expertise    FAA, EASA, AS9100, Honeywell authorized repair center for APUs            Customers Relationships and Certifications  16

 Capabilities and Expertise  17      CertificationsAS 9100ISO 9001Preferred Supplier for: Boeing, Lockheed MartinAviation Authorities Certifications: FAA, EASA, DGAC, Thai, CAAV, NADCAP   Authorized Repair Station – Honeywell

 Growth Drivers  18  Going upstream in the chain (from components to systems)Enter into new platforms – aviation and groundMaintenance, repair and overhaul (MRO) of new parts Organic growth and acquisitionsExpand to new territories: Eastern Europe, Asia, UK etc

 21  Revenue Trend

 21  Revenue Trend

 23  Q1’16  2015  2014  2013  2012  $ Millions   23.6  85.6  80.7  79.6  77.9  Revenue  3.9  13.7  16.2  17.8  18.5  Gross Profit  16.7%  16.0%  20.1%  22.4%  23.7%  Gross Margin  0.3  5.6  3.8  5.3  5.4  Operating Income  1.3%  6.5%  4.7%  6.7%  6.9%  Operating Margin  0.05  5.8  1.4  2.8  -1.7  Net Income (loss)  1.1  3.6  5.9  7.2  7.3  EBITDA  4.7%  4.2%  7.3%  9.0%  9.4%  EBITDA %  Financial Results - Annual
 23  Q1’16  2015  2014  2013  2012  $ Millions   23.6  85.6  80.7  79.6  77.9  Revenue  3.9  13.7  16.2  17.8  18.5  Gross Profit  16.7%  16.0%  20.1%  22.4%  23.7%  Gross Margin  0.3  5.6  3.8  5.3  5.4  Operating Income  1.3%  6.5%  4.7%  6.7%  6.9%  Operating Margin  0.05  5.8  1.4  2.8  -1.7  Net Income (loss)  1.1  3.6  5.9  7.2  7.3  EBITDA  4.7%  4.2%  7.3%  9.0%  9.4%  EBITDA %  Financial Results - Annual

 24  Financial Results - Quarterly  Q1’16  Q4’15  Q3’15  Q2’15  Q1’15  Q4’14  Q3’14  Q2’14  Q1’14  $ Millions   23.6  21.7  21.9  21.5  20.5  21.4  20.3  20.6  18.4  Revenue  3.9  2.3  3.4  4.2  3.8  5.2  3.7  3.9  3.4  Gross Profit  16.7%  10.6%  15.5%  19.5%  18.5%  24.3%  18.2%  18.9%  18.5%  Gross Margin  0.3  2.9  0.5  1.1  1.1  2.2  0.6  0.7  0.4  Operating Income  1.3%  13.5%  2.3%  5.4%  5.3%  10.1%  3.2%  3.2%  1.9%  Operating Margin  0.04  3  0.2  0.7  2.0  1.1  -0.4  0.3  0.4  Net Income (loss)  1.1  (1)  1.1  1.8  1.6  2.7  1.2  1.2  0.9  EBITDA  4.7%  (4.6%)  5.0%  8.4%  8.0%  12.6%  5.8%  5.7%  4.6%  EBITDA %

 25  Strong Balance Sheet  Q1’16  2015  2014  2013  $ Millions   26.0  26.8  28.0  29.9  Cash And Deposits  70.8  70.8  70.8  73.8  Working Capital  111.4  109.6  99.2  108.9  Total Assets  0.0  0.0  0.0  0.9  Debt  91.9  91.4  85.5  85.6  Equity
 25  Strong Balance Sheet

 25  Strong Balance Sheet  Q1’16  2015  2014  2013  $ Millions   26.0  26.8  28.0  29.9  Cash And Deposits  70.8  70.8  70.8  73.8  Working Capital  111.4  109.6  99.2  108.9  Total Assets  0.0  0.0  0.0  0.9  Debt  91.9  91.4  85.5  85.6  Equity